Contact

www.linkedin.com/in/alan-kelley-147900 (LinkedIn)
www.sjfventures.com (Company)

Top Skills

Venture Capital
Investments
Entrepreneurship

Alan Kelley

Managing Director at SJF Ventures
San Anselmo, California, United States

Summary

Investing in consumer & enterprise software, food and climate companies. Investments include Carrum Health, Cooks Venture, Easy Metrics, Elemeno Health, LeadGenius, MediaMath, MedPage Today, NewEdge Power, Revalue Nature, Ryla, ServiceChannel, Vital Farms and Yieldbot.

Previously managed Internet and technology mutual fund that ranked in top 20% of Lipper Science and Technology Funds peer group.

GOALS
To extend my knowledge of exciting investment opportunities with young, innovative companies.

Specialties: digital media, consumer & enterprise software, food and climate.

Experience

SJF Ventures

Managing Director
September 2006 - Present (19 years 8 months)

Invest in small companies that tend to have between 5 and 50 employees.

Milestone Venture Partners

Venture Capital Partner
2005 - 2006 (1 year)

Sourced and reviewed deals for NY-based venture capital partnership.

Trusco Capital

VP, Mutual Fund Mgr
1995 - 2004 (9 years)

Managed three investment products:

1. Internet and technology mutual fund

2. Long-short fund
3. Multi-strategy investment product

Education

BA, Public Policy · (1991)

Emory University - Goizueta Business School
Master of Business Administration - MBA · (1999)